Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

April 15, 2020

Office of Manufacturing

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Mindy Hooker

Re:	VectoIQ Acquisition Corp. Form 10-K for the year ended December 31, 2019 Filed March 6, 2020 File No. 1-38495

Dear Ms. Hooker:

On behalf of our client, VectoIQ Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated April 9, 2020, with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”). In connection with such responses, we are concurrently submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Form 10-K.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 66

1.	Your disclosure indicates that Section 404 of the Sarbanes-Oxley Act requires you to evaluate and report on your system of internal controls beginning with your Annual Report on Form 10-K for the year ending December 31, 2019; however, you do not disclose whether management has performed this assessment. Please amend your filing to include management's assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act or explain to us why you do not believe this assessment is required by Item 308 of Regulation S-K.

The Company acknowledges the Staff’s comment and has included management’s assessment of internal control over financial reporting in Amendment No. 1.

Office of Manufacturing

Securities and Exchange Commission

April 15, 2020

Exhibits

2.	We note that paragraph 4 in exhibits 31.1 and 31.2 does not include the appropriate language under paragraph 4(b) referring to internal control over financial reporting as set forth in Item 601(b)(31) of Regulation S-K. Please ensure any amendment you file to revise your Item 9A disclosures includes currently dated amended certifications that correct this omission and refer to the amended Form 10-K

The Company acknowledges the Staff’s comment and has filed currently dated, amended certifications with Amendment No. 1.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (703) 749-1386.

Sincerely yours,

/s/ Jason Simon
Jason Simon
Greenberg Traurig, LLP

cc:	Stephen J. Girsky
President and Chief Executive Officer
VectoIQ Acquisition Corp.